Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-1 of Paysign, Inc. of our reports dated April 3, 2020, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Paysign, Inc. appearing in the Annual Report on Form 10-K of Paysign, Inc. for the year ended December 31, 2019.

Our report dated April 3, 2020, on the effectiveness of internal control over financial reporting as of December 31, 2019, expressed an opinion that Paysign, Inc. had not maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We also consent to the reference to our firm under the heading “Experts” in the prospectus.

/s/ Squar Milner LLP

Los Angeles, California

June 19, 2020